Exhibit 99.2

PRESS RELEASE

For immediate release

NuRAN Wireless Is Now SEC-Registered — 40-F Declared Effective, Nasdaq Listing One Step Closer

Quebec, QC, Canada, June 29, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service (“NaaS”) operators, is pleased to announce that the United States Securities and Exchange Commission (the “SEC”) has declared the Company’s Form 40-F registration statement (File No. 000-56857) (the “40-F Registration Statement”) effective as of June 26, 2026, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

This milestone removes the single most significant regulatory barrier to NuRAN’s U.S. listing. With the 40-F now effective, NuRAN’s common shares are officially registered with the SEC — a critical prerequisite to listing on the Nasdaq Capital Market and opening the Company’s story to the full universe of American investors. NuRAN connects millions of people across Africa’s most remote communities to affordable wireless networks, and today’s SEC registration means U.S. investors can now participate in that mission.

Key Milestone Highlights

●	SEC Order Issued June 26, 2026: The SEC’s Division of Corporation Finance, acting pursuant to delegated authority, issued an Order Declaring Registration Effective (File No. 000-56857), effective immediately.

●	Filed Under MJDS: The 40-F Registration Statement was prepared and filed pursuant to the SEC’s Multijurisdictional Disclosure System (MJDS), which allows eligible Canadian issuers to register securities with the SEC using existing Canadian continuous disclosure materials.

●	Exchange Act Section 12(g) Registration: NuRAN’s common shares are now registered under Section 12(g) of the Exchange Act — a key statutory step toward listing on a U.S. national securities exchange.

●	Nasdaq Listing Pending: The Company’s application to list its common shares on the Nasdaq Capital Market remains under review and is subject to Nasdaq’s satisfaction of all applicable listing requirements. No assurance can be provided that such listing will be obtained.

●	EDGAR Availability: The 40-F Registration Statement and all exhibits are publicly available on EDGAR at www.sec.gov (File No. 000-56857).

Why This Matters

SEC effectiveness means NuRAN’s securities are now legally registered with the world’s largest securities regulator. Under the MJDS framework, NuRAN will be able to satisfy a substantial portion of its ongoing U.S. reporting obligations by filing with the SEC the same annual disclosure documents it already prepares for Canadian regulators — a significant administrative efficiency for a high-growth company focused on deploying capital into African markets. A Nasdaq listing, if and when achieved, is expected to dramatically expand NuRAN’s investor base to include U.S. institutional and retail investors focused on emerging market infrastructure, digital inclusion, and ESG-aligned opportunities.

PRESS RELEASE

Management Commentary

“Today’s SEC order is the result of years of disciplined execution — building a real business, maintaining rigorous Canadian disclosure standards, and methodically preparing NuRAN for the global capital markets it deserves,” said Francis Létourneau, Director and CEO of NuRAN Wireless. “Our 40-F registration is now effective with the SEC, and we are one important step closer to bringing NuRAN’s story to American investors who understand that connecting one billion underserved people in Africa is both a profound social imperative and a compelling business opportunity. We look forward to providing further updates on the Nasdaq listing process as they become available.”

What Happens Next

●	Nasdaq Review Ongoing: The Company’s Nasdaq Capital Market listing application is under review. Listing remains subject to Nasdaq’s satisfaction of all applicable listing standards, and no assurance can be given that such listing will be achieved.

●	No Immediate Trading Change: SEC registration effectiveness does not, by itself, result in a Nasdaq listing or any change in current trading venues. NuRAN shares continue to trade on the CSE (NUR), OTC Markets (NRRWF), and FSE (1RN).

●	Further Announcements: NuRAN will issue a separate news release upon receiving Nasdaq listing approval, if and when received.

●	EDGAR: Investors and analysts may review the full 40-F Registration Statement at www.sec.gov, File No. 000-56857.

Update on Private Placement

Further to the Company’s news release dated April 8, 2026, the Company may complete a private placement offering (the “Offering”) to be used for ongoing development of the Company’s business growth and for general working capital purposes. The amount of the Offering and pricing of the securities to be issued are to be determined in the context of the market. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About NuRAN Wireless

NuRAN Wireless (CSE: NUR) (OTC: NRRWF) (FSE: 1RN) is a fast-growing, mission-driven rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN has deployed networks serving more than one billion people who lack reliable connectivity, driving economic development, digital inclusion, and social transformation across Africa and beyond. Bridging the Digital Divide, One Connection at a Time.

PRESS RELEASE

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” and similar expressions. Forward-looking statements in this news release include, without limitation, statements regarding: (i) the anticipated listing or trading of the Company’s securities on the Nasdaq Capital Market; (ii) the expected benefits of the Form 40-F Registration Statement, including increased access to U.S. investors and the U.S. capital markets; (iii) the Company’s business strategy, growth objectives, and ability to expand its NaaS operations across Africa; and (iv) the anticipated impact of the Company’s network deployments on connectivity in underserved communities.

These forward-looking statements are based on the beliefs, expectations, and opinions of management of the Company as of the date of this news release and are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements, including, without limitation: (i) the risk that the Company’s securities may not be approved for listing on the Nasdaq Capital Market on a timely basis, or at all; (ii) the risk that the Company may fail to satisfy one or more Nasdaq listing standards; (iii) risks related to the Company’s ability to continue to deploy and operate network infrastructure in multiple African jurisdictions, including regulatory, political, and operational risks; (iv) the risk that the Company’s network connectivity targets and subscriber growth projections may not be achieved on the timeline anticipated, or at all; and (v) general economic, market, and business conditions. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain and are based on information available to management as of the date hereof. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.